Exhibit 21

Subsidiaries of Fastenal Company.

Subsidiary name	Doing business as	Year incorporated	Jurisdiction of incorporation
Fastenal Canada Company	Same	1993	Minnesota

Fastenal Company Purchasing[1]	Same	1997	Minnesota

Fastenal Company Leasing	Same	1997	Minnesota

Fastenal IP Company	Same	2005	Minnesota

Fastenal Mexico Services S. de R.L. de C.V.	Same	1999	Monterrey, Mexico

Fastenal Mexico S. de R.L. de C.V.	Same	1999	Monterrey, Mexico

Fastenal Singapore P.T.E. Ltd.	Same	2000	Singapore

Fastenal Asia Pacific, Limited.	Same	2003	Hong Kong, China

FASTCO (Shanghai) Trading Co., Ltd.	Same	2003	Shanghai, China

Fastenal Europe, B.V.	Same	2003	Rotterdam, Netherlands

[1]	Fastenal Company Services, included on Exhibit 21 in the prior year, was merged with Fastenal Company Purchasing in 2005.